Exhibit 99.1

VEON announces termination of the sale of its

Pakistan tower business to Tanzanite

Amsterdam 17 September 2018 – VEON Ltd. (NASDAQ: VEON, Euronext Amsterdam: VEON) (VEON) announces that the agreement for the sale of the tower business of its subsidiary in Pakistan, Jazz, to Tanzanite Tower Limited (Tanzanite) has been terminated.

The parties have not received all the regulatory approvals required for the transaction and the extended long-stop date of 14 September 2018 has now passed.

Tanzanite, a Pakistan tower operating company, and Jazz signed an agreement for the sale in August 2017.

ABOUT VEON

VEON is a NASDAQ and Euronext Amsterdam-listed global provider of connectivity and internet services. For more information visit: http://www.veon.com

ABOUT JAZZ

Jazz is Pakistan’s leading digital lifestyle service provider, spearheading service excellence and product innovation in the country. With over 55 million customers and a legacy of more than 20 years, Jazz maintains market leadership through cutting-edge, integrated technology, strong brand presence, and the largest portfolio of value added services in the industry. Jazz is the result of the merger between Mobilink (#1 mobile player in Pakistan fully owned by GTH) and Warid (former #5 player with majority ownership held by the Dhabi Group), which completed on 1 July 2016.

Disclaimer

This release contains “forward-looking statements”, as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts, and include statements relating to, among other things, VEON’s ability to realize the acquisition and disposition of any of its businesses and assets. The forward-looking statements included in this release are based on management’s best assessment of VEON’s strategic and financial position and of future market conditions, trends and other potential developments. Forward-looking statements involve risks and uncertainties, including, without limitation, the possibility that the expected benefits of the transaction may not materialize as expected or at all. If such risks or uncertainties materialize or such assumptions prove incorrect, actual results could differ materially from those express or implied by such forward-looking statements or assumptions. Certain other factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in VEON’s Annual Report on Form 20-F for the year ended 31 December 2017 filed with the U.S. Securities and Exchange Commission (the “SEC”) and other public filings made by VEON with the SEC. The forward-looking statements contained in this release speak only as of the date of this release. VEON does not undertake to publicly update, except as required by U.S. federal securities laws, any forward-looking statement to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events. Furthermore, elements of this release contain, or may contain, “inside information” as defined under the Market Abuse Regulation (EU) No. 596/2014.

Contact Information

VEON Investor Relations Richard James ir@veon.com Tel: +31 20 79 77 200	Corporate Communications Kieran Toohey pr@veon.com Tel: +31 20 79 77 200